UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2026

Nicolas Finazzo
Chief Executive Officer
AerSale Corp
9850 NW 41st St., Suite 400
Doral, FL 33178

Re: AerSale Corp
Preliminary Proxy Statement on Schedule 14A
Filed April 16, 2026
File No. 1-38801

Dear Nicolas Finazzo:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 16, 2026

PROPOSAL 3: APPROVAL OF REDOMESTICATION FROM DELAWARE TO TEXAS, BY CONVERSION
Texas Will Be the Sole and Exclusive Forum for Certain Types of Actions and Proceedings, page 23

1. We note the following disclosure: "In addition, the Texas Bylaws provide that the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the 'Securities Act')." We also note, however, your disclosure on page 31, stating that the "forum selection clause shall not apply to any direct claims under the Securities Act or the Exchange Act." Please revise for consistency and to disclose whether the forum selection clause will or will not apply to any direct action to enforce rights under the Exchange Act or Securities Act. In this regard, we also note the following disclosure on page D-20: "For the avoidance of doubt, nothing contained in this first paragraph of Section 8.7 of this Article VIII shall apply to any action brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the '1933 Act'), or the 1934 Act."

2. Please revise here, and throughout the preliminary proxy statement as relevant, to disclose any material risks to investors, including, but not limited to, increased costs to bring a claim and that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also discuss whether there is uncertainty as to whether a court would enforce your exclusive forum provision.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eileen Vernon